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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                  SCHEDULE 13D



                   Under the Securities Exchange Act of 1934


                        ENVIRONMENTAL PLUS, INCORPORATED
                 (FORMERLY KINLAW ENERGY PARTNERS CORPORATION)
                  -------------------------------------------
                                 Name of Issuer
                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)


                                  29406A 10 6
                                ----------------
                                 (CUSIP Number)

                                J. D. Davenport
                                 607 S. Garland
                              Overton, Texas 75684
                                 (903) 834-3284
                               ------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)


                                 July 23, 1996
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a filing fee is being paid with this statement [ X ].

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                                  SCHEDULE 13D



1. Name of reporting person and S.S. or I.R.S. identification nos. of above person:

                 J. D. Davenport  (the "Reporting Person")

2.       Check appropriate box if a member of a group:

         (a)
              --------
         (b)
              --------

3.       SEC use only:



4.       Sources of funds: OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): Not Applicable

6.       Citizenship or place of organization: U.S.A.

Number of shares beneficially owned by each reporting person with:

         7.      Sole voting power: 11,652,500

         8.      Shared voting power: 0 [see Item 6]

         9.      Sole dispositive power: 11,652,500

         10.     Shared dispositive power: 0 [see Item 6]

11.      Aggregate amount beneficially owned by each reporting person:

         11,652,500

12.      Check if the aggregate amount in Row 11 excludes certain shares:


         ----------

13.      Percent of class represented by amount in Row 11:   30%

14.      Type of reporting person: IN





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ITEM 1. SECURITY AND ISSUER

         This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of Environmental Plus, Incorporated (formerly Kinlaw Energy Partners Corporation), a Texas corporation (the "Issuer"). The Issuer's principal executive offices are located at 2995 LBJ Freeway, Suite 200, Dallas, Texas 75234. As of the date of this statement, there are 38,760,285 shares of Common Stock issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed with respect to the exchange, effective July 23, 1996, of shares of a private corporation, GD-JD, Inc. for 11,652,500 shares of the Issuer, resulting in aggregate beneficial ownership of 11,652,500 shares of the Issuer.

         The business address of the Reporting Person is Route 1, Box 41, Overton, Texas 75684. During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The shares of the Issuer were exchanged for shares of GD-JD, Inc. without any additional consideration.

ITEM 4.  PURPOSE OF TRANSACTION

         GD-JD, Inc. exchanged its shares for shares of the Issuer in order for its shareholders to benefit from share ownership of the Issuer. There are no plans or proposals as described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Number of shares beneficially owned by the Reporting Person with:

         Sole voting power: 11,652,500

         Shared voting power: 0 [see Item 6]

         Sole dispositive power: 11,652,500

         Shared dispositive power: 0 [see Item 6]

         Aggregate amount beneficially owned by the reporting person: 11,652,500





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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, or understandings with respect to the transaction described herein. The Reporting Person remains an officer and director of the Issuer and may be deemed a controlling person of the Issuer. In addition, the Reporting Person is an officer and director of GD-JD, Inc. which is the beneficial owner of 340,000 shares (0.9%) of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 23, 1996




                                            /s/ J. D. DAVENPORT
                                            ------------------------------
                                            J. D. Davenport






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